SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes

No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2008, incorporated by reference herein:

Exhibit

99.1     Release dated September 18, 2008, entitled “DISPOSAL OF SHARES IN GM NETWORK
             LIMITED (“GMN”)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: September 22,  2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD" or "the company")

Disposal of shares in G.M. Network Limited (“GMN”)

DRDGOLD announces that, with effect from 17 September 2008, its wholly-owned subsidiary, DRD
(Offshore) Limited, sold all of its shares in GMN to other GMN shareholders. The cash consideration in respect of the disposal amounted to US$ 2,900,000.

GMN is a company that holds the rights, patents and other intellectual property of GoldMoney.com, which is a product specialising in digital gold currency. DRDGOLD previously held a 50.25% shareholding in Net-
Gold Services Limited, which was converted on 10 March 2008 into a 12.3% shareholding in GMN.

The disposal is in accordance with the company’s strategy to focus its attention on its South African operations.

Randburg
18 September 2008

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